Exhibit (a) (23)

       Description Of Tax Consequences To Employees In The United Kingdom


MATERIAL U.K. INCOME TAX CONSEQUENCES

         The following is a general summary of the material U.K. income tax consequences of the exchange of eligible options and the grant of the new options or replacement options, as the case may be, pursuant to this offer applicable to the U.K. subsidiaries of Nortel Networks and to those eligible employees who are residents of the United Kingdom, excluding expatriates. This discussion is based on the applicable provisions of the U.K. tax legislation in force on June 15, 2001, which are subject to change.

         Eligible employees who are residents of the United Kingdom who exchange eligible options for new options or replacement options, as the case may be, will not be required to recognize income for U.K. income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange for U.K. income tax purposes. At the date of grant of the new options or replacement options, as the case may be, eligible employees who are residents of the United Kingdom will not be required to recognize income for U.K. income tax purposes. The grant of options is not recognized as taxable income for U.K. income tax purposes.

         Upon the exercise of a new option or replacement options, as the case may be, the optionee will recognize income from employment in an amount equal to the excess of (i) the fair market price of the shares purchased upon such exercise, on the date such option is exercised, over (ii) the exercise price of the shares purchased upon such exercise. The income will be subject to regular rates of income tax.

         National Insurance Contributions ("NIC") also apply to the amount which is recognized as employment income on the exercise. Employees will be required to accept the liability for the employer portion of the NIC upon exercise of their options as one of the conditions for receiving the new options. This amount is calculated at the rate of 11.9% of the employment income recognized on the exercise and is deductible for tax purposes from such income on the new options. The NIC liability will not apply to replacement options. More information on the national insurance contribution liability is available at http://studionta.ca.nortel.com/emplcomms/soep/ukqa.doc

         Upon any subsequent sale of such shares, the optionee will recognize a capital gain (or loss) in an amount equal to the difference between the amount realized on the sale of the shares and the fair market price of such shares on the date of exercise of such shares (i.e. the exercise price plus the bargain element that has been included in income already). Depending on how long the shares are held, the gain may be subject to "taper relief" which reduces the amount of gain subject to tax. The taxable gain is taxed at capital gains tax rates. For 2001 the first 7,200 pounds sterling of all capital gains is exempt from capital gains tax.

         WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.